May 8, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verso Paper Corp. Registration Statement on Form S-1 (File No. 333-148201)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as representatives of the several Underwriters, hereby join in the request of Verso Paper Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 3:00 p.m., Eastern Standard Time, on May 12, 2008, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus issued April 25, 2008, through May 8, 2008, estimated as follows:

Preliminary Prospectus dated April 25, 2008:

Approximately 18,000 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Malcom Price

Name: Malcom Price
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Michael Quadrino

Name: Michael Quadrino
Title: Vice President